Exhibit 99.1

Moolec Science Granted Continued Listing on Nasdaq subject to Hearings Panel conditions

Moolec Science S.A. (“Moolec” or the “Company”), a science-based food ingredient company focused on scalable protein solutions for the global market, today announced that the Nasdaq Hearings Panel (the “Panel”) has granted the Company’s request for continued listing on The Nasdaq Stock Market, subject to certain conditions.

The Panel acknowledged that the Company satisfied the minimum bid price compliance period under Nasdaq Listing Rule 5550(b)(2) on January 16, 2026, following the effectiveness of its reverse stock split on January 5, 2026. The Panel will retain jurisdiction over the bid price matter through May 13, 2026, in accordance with its discretionary authority.

The Panel also noted that the Company filed its Annual Report on Form 20-F for the fiscal year ended June 30, 2025 on December 29, 2025, shortly following the hearing held on December 18, 2025.

With respect to the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1), the Panel recognized that the Company has presented a plan that offers a reasonable expectation of regaining compliance within the applicable period.

The continued listing determination is subject to the Company satisfying certain conditions, including (i) the provision of updates to the Panel regarding the status of derecognition proceedings by the end of February 2026, (ii) the delivery of updated pro forma financial information by the end of March 2026, (iii) the timely public disclosure of actions taken to demonstrate compliance with Nasdaq’s equity and continued listing requirements by May 13, 2026 and (iv) the Company’s demonstration, on or before May 13, 2026, of compliance with all continued listing requirements for the Nasdaq Capital Market.

Moolec intends to fully satisfy the conditions outlined in the Panel’s decision and remains focused on maintaining sustained compliance with Nasdaq’s continued listing standards, strengthening its financial framework and advancing its strategic priorities.

Forward-looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to the Company’s plan to regain compliance under the Nasdaq rules, performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.